UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

GAI Corbin Multi-Strategy Fund, LLC
 (Name of Issuer)

GAI Corbin Multi-Strategy Fund, LLC
 (Name of Person(s) Filing Statement (Issuer))

 Shares of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Lloyd Lipsett
Wells Fargo Legal Department
MAC – J9226-132
125 High Street, 13th Floor
Boston, MA 02110
(617) 377-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons(s))

With a copy to:
Mark P. Goshko
George Zornada
K&L  Gates LLP
State Street Financial Center
One Lincoln St.
Boston, MA  02111-2950
(617) 261-3100

June 22, 2018
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation $29,173,000(a)	Amount of Filing Fee $3,632.04(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest.
(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$3,632.04	Filing Parties:	GAI Corbin Multi-Strategy Fund, LLC
	Form or Registration No.:	SC TO-I	Date Filed:	June 22, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 1 to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 22, 2018 by GAI Corbin Multi-Strategy Fund, LLC (the “Fund”), relating to the Fund’s offer to purchase shares of limited liability company interest in the Fund (“Shares”) from holders of the Fund’s Shares (“Members”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal in an aggregate amount of up to $29,173,000 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $6,934,943.24 was tendered and accepted by the Fund at a net asset value of $94.982 per Class A Share and $101.978 per Class I Share as determined as of September 30, 2018.  Payments (less any early withdrawal fees or holdbacks) were wired on November 15, 2018 to the accounts of tendering Members indicated in their letters of transmittal in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

GAI CORBIN MULTI-STRATEGY FUND, LLC

By:	/s/ Adam Taback
Name:	Adam Taback
Title:	President